Domini Impact Investments LLC

180 Maiden Lane, Suite 1302

New York, NY 10038-4925

(212) 217-1100

January 17, 2020

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Mr. Kenneth Ellington

Re:	Domini Investment Trust

File Nos.: 811-05823 and 33-29180

(the “Registrant”)

Dear Mr. Ellington:

This letter is in response to your comments received on December 4, 2019, relating to the Registrant’s July 31, 2019 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on October 9, 2019.

Below are your comments regarding the Annual Report and the Registrant’s responses thereto.

1.

Comment: The Staff requested that the Registrant supplementally describe if Domini Impact Bond Fund plans to exchange mortgage-backed securities issued by Freddie Mac or Fannie Mae for delivery of Uniform Mortgage-Backed Securities (“UMBS”) in “to be announced” (“TBA”) transactions under the Federal Housing Finance Agency’s “Single Security Initiative,” and, if so, to please describe the accounting impact of such an exchange (citing applicable U.S. GAAP). Additionally, please describe if the Fund has considered if current disclosure in the prospectus adequately describes the risks of such securities (including prepayment rates of UMBS).

Response: The Registrant notes that the Fund has sold Freddie Mac and Fannie Mae TBA positions for Freddie Mac and Fannie Mae UMBS TBAs in dollar roll transactions. The Registrant confirms that it does not currently have a plan to exchange legacy specified pools issued by either Fannie Mae, Freddie Mac, and/or Ginnie Mae for UMBS, although it may choose to do so in the future. The Registrant understands that such transactions will be accounted for in accordance with ASC 860 and ASC 815, as applicable. The Registrant confirms that, to the extent that the Fund exchanges MBS for UMBS, it will address the accounting impact of such an

January 17, 2020

exchange with the Registrant’s independent registered public accounting firm. The Registrant believes that the Fund’s prospectus adequately describes the risks of investing in MBS and TBA transactions, including UMBS investments, and confirms that it will continue to review its prospectus disclosure as its experience with UMBS investments develops.

2.

Comment: The Staff noted that the Statement of Assets and Liabilities for Domini Impact International Equity Fund indicates that the Fund had a material tax reclaim receivable as of the most recent fiscal year end. The Staff requested that the Registrant please explain which country or countries the receivable relates to and how the Fund monitors the collectability of the receivable.

Response: The Registrant confirms that Domini Impact International Equity Fund tax claim receivables as of the most recent fiscal year end related to the following countries: Austria, Denmark, Germany, Italy, Spain, Switzerland, United Kingdom.

Tax reclaims are filed and managed by the Fund’s custodian, State Street Bank & Trust Company. The custodian monitors receivables for filed tax reclaims against standard repayment timeframes for collection. Reconciliations are performed between custody and fund accounting systems to help ensure the accuracy of reclaim accruals. Reclaim activity is also monitored by Domini Impact Investments LLC, the Fund’s investment adviser, through review of reports from the Fund’s custodian and preparation of financial statements.

3.

Comment: The Staff noted that Note 2 to the Financial Statements for each Fund indicates that the Fund utilizes a sub-adviser and that the sub-adviser is paid directly by the Fund’s adviser. The Staff requested that the Registrant please describe the subadvisory fee arrangements in future filings. The Staff noted such information is included in the Funds’ prospectus and should also be included in the financial statements.

Response: The Registrant confirms that it will describe each Fund’s subadvisory fee arrangements in future filings.

4.

Comment: The Staff requested that, if the Funds intend to rely on the new rule providing for the optional internet availability of investment company shareholder reports, to please supplementally describe why the Funds do not appear to include disclosure related to the new rule in the July 31, 2019 annual report filed on October 9, 2019 (see Item 27(d)(7) of Form N-1A).

January 17, 2020

Response: The Registrant confirms that the Funds do not intend to rely on the new rule providing for the optional internet availability of investment shareholder reports.

Sincerely,

/s/ Megan L. Dunphy

Megan L. Dunphy

cc:	Jeremy Kantrowitz, Esq.